

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



DC
NO ACT
PE 9-27-07

October 26, 2007

John Jenkins
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114-2688

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/26/2007

Re: RPM International, Inc.
Incoming letter dated September 27, 2007

Dear Mr. Jenkins:

This is in response to your letter dated September 27, 2007 concerning the submission to RPM by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227



RECEIVED

2007 SEP 28 AM 10: 47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Calfee, Halter & Griswold LLP
Attorneys at Law

1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
216.241.0816 Fax
www.calfee.com

September 27, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3010

Attention: Office of Chief Counsel

Re: RPM International, Inc. (File No. 1-14187)
Intention to Omit Shareholder Proposal of Gerald R. Armstrong under Rule 14a-8(e)

Ladies and Gentlemen:

We represent RPM International, Inc., a Delaware corporation (the "Company"). The purpose of this letter is to notify the Securities and Exchange Commission (the "Commission") of the Company's decision to exclude from its proxy materials for the 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") the shareholder proposal (the "Shareholder Proposal") submitted by Mr. Gerald R. Armstrong (the "Proponent"). The Shareholder Proposal is being excluded from the proxy materials because it was not submitted within the time periods specified by the Company in accordance with Rule 14a-8(e) under the Securities Exchange Act of 1934.

A copy of the Shareholder Proposal is attached as Exhibit A to this correspondence. It should be noted that it is unclear whether the Proponent intended the Shareholder Proposal to be regarded as a proposal made under Rule 14a-8. Nevertheless, to the extent that the submission involves a Rule 14a-8 issue, the Company requests the assurance from the staff of the Division of Corporation Finance that it would not recommend an enforcement proceeding with respect to the Company's exclusion of the Shareholder Proposal from its proxy materials.

The Shareholder Proposal was sent by the Proponent on September 20, 2007. The Company filed its definitive Proxy Materials with the Commission on August 20, 2007, and its 2007 Annual Meeting will be held on October 4, 2007.

The deadline for submission of shareholder proposals for the 2007 Annual Meeting was included in the Company's proxy statement for its 2006 Annual Meeting of Stockholders. That proxy statement, which was dated August 24, 2006, included the following statement under the heading "Stockholder Proposals for 2007 Annual Meeting":

> Any stockholder proposal intended to be presented at the 2007 Annual Meeting of Stockholders must be received by the Company's Secretary at its principal executive offices not later than April 26, 2007 for inclusion in the Board of Directors' Proxy Statement and form of Proxy relating to that meeting. Each proposal submitted should be accompanied by the name and address of the stockholder submitting the proposal and the number of shares of Common Stock owned. If the proponent is not a stockholder of record, proof of beneficial ownership also should be submitted. All proposals must be a proper subject for action and comply with the Proxy Rules of the Securities and Exchange Commission.

Consistent with the requirements of Rule 14a-8(e), the April 26, 2007 date referenced in the proxy materials is 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting.

The Proponent's shareholder proposal was not received by the Company until September 24, 2007, or almost five full months past the deadline. It was also received more than a month after the Company mailed its proxy materials and less than ten days before the date of the 2007 Annual Meeting.

In a series of no-action letters, the Commission staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, and has consistently permittied companies to omit from proxy materials those proposals received after the deadline. See, e.g., *Internap Network Services Corporation* (July 9, 2007); *New York Community Bancorp* (August 8, 2007); *Datastream Systems, Inc.*(March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); *Thomas Industries Inc.*(December 18, 2002).

Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, this requirement does not apply to a deficiency that cannot be remedied, such as when the proponent fails "to submit a proposal by the company's properly determined deadline." As required by Rule 14a-8(j), a copy of this submission is being simultaneously provided to Mr. Armstrong.

For the reasons outlined above, the Company believes that the Shareholder Proposal does not meet the timeliness requirements of Rule 14a-8(e)(1), and has omitted the Shareholder Proposal from its proxy materials for the 2007 Annual Meeting. We request the assurance of the Commission staff that it would not recommend enforcement action with respect to the Company's omission of the Proponent's Shareholder Proposal.

Rule 14a-8(j)(1) requires a registrant to file its statement of objections to including a shareholder proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials. In light of the fact that the Company did not receive the Shareholder Proposal until well after that deadline had past, the Company also requests the staff to waive the 80-day requirement.

In accordance with the requirements of Rule 14a-8(j), we are enclosing six copies of this letter and the Shareholder Proposal. If the staff requires any additional information, please contact John Jenkins at (216) 622-8507 or Thomas McKee at (216) 622-8420. In the event that the staff disagrees with the Company's course of action, we would appreciate the opportunity to confer with the staff before it issues a response to this letter.

Very truly yours,



CALFEE, HALTER & GRISWOLD LLP

cc: Mr. Gerald R. Armstrong
Edward W. Moore, Esq.
Thomas F. McKee, Esq.

EXHIBIT A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
September 20, 2007

Governance Committee of the
Board of Directors
RPM INTERNATIONAL, INC.
Post Office Box 777
Medina, Ohio 44258

Greetings

As a shareholder, I am requesting the attention of the Board of Directors and its Governance Committee to an issue of governance I deem to be important.

Specifically, I believe that all directors should be elected annually rather than being elected for three-year terms.

I have taken this position in other corporations where I am a shareholder and have presented a resolution in their proxy statement to be voted upon by all shareholders in the annual meeting. Sometimes, it has been voluntarily adopted by the board of directors and other times it is presented at the meeting and voted upon favorably by shareholders. U. S. Bancorp, Associated Banc-Corp, Piper Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations which now elect all directors annually because of my efforts.

During 2007, my proposals for this at KeyCorp passed with 63% of the vote and at UCBH Holdings, Inc., it had a remarkable 89% of the vote! There is strong support of the proposal from institutional owners and organzations like Institutional Shareholder Services.

I believe the election of directors is the strongest way that shareholders can influence the directors of any corporation. Currently, our board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interests of shareholders because it reduces accountability and is an unnecessary take-over defense.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), reviewed the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors elections) and firm value. This is also documented in many other sources which studied the issue.

I regard as unfounded the concern expressed by some that annual elections for all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

Please let me know your decision on this so that, if necessary, I may present the shareholder proposal at the proper time.

Thank you for your consideration.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RPM International, Inc.
Incoming letter dated September 27, 2007

The submission relates to the annual election of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that RPM may exclude the proposal under rule 14a-8(e)(2) because RPM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if RPM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that RPM did not file its statement of objections to including the submission in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant RPM's request that the 80-day requirement be waived.

Sincerely,



Ted Yu
Special Counsel

END